U.S. BANCORP FUND SERVICES, LLC
615 East Michigan Street
Milwaukee, WI  53202
June 24, 2008

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C. 20549

Re:           TRUST FOR PROFESSIONAL MANAGERS
Request for Withdrawal of Amendments to a Registration Statement
(File Nos. 333-62298 and 811-10401)

Dear Sir or Madam:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “Securities Act”), Trust for Professional Managers (the “Registrant”), on behalf of the Minimum Return Fund based on the S&P 500® (Subject to a Financial Guarantee from MBIA Insurance Corporation with Respect to Minimum Redemption Value in 2017) (the “Fund”), respectfully applies to the Securities and Exchange Commission (the “Commission”) for consent to the withdrawal of Post-Effective Amendment No. 69 on Form N-1A originally filed on September 28, 2007 (Accession No. 0000894189-07-002910) and all subsequent post-effective amendment filings associated with the Fund (the “Amendments”).

The Registrant filed the following subsequent Post-Effective Amendments:

Post-Effective Amendment No.	Filing Date	Accession Number
76	December 7, 2007	0000894189-07-003578
80	January 10, 2008	0000894189-08-000073
81	January 29, 2008	0000894189-08-000320
82	February 22, 2008	0000894189-08-000535
83	March 24, 2008	0000894189-08-001095
85	April 24, 2008	0000894189-08-001291

 The Registrant represents that no securities have or will be sold under the Amendments.  The Registrant is making this application for withdrawal of the Amendments because it has determined not to proceed with the registration of the Fund.

If you have any questions regarding this request, please do not hesitate to contact Kristin M. Cuene, Esq. at (414) 765-5348.

Very truly yours,

TRUST FOR PROFESSIONAL MANAGERS

/s/ Joseph C. Neuberger
Joseph C. Neuberger
President